Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

June 29, 2023

VIA EDGAR

Alberto Zapata

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDR Core Property Index Fund Ltd
Proxy Statement (Preliminary) on Schedule 14A
(File No. 811-23460)

Dear Mr. Zapata:

On behalf of IDR Core Property Index Fund Ltd (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 13, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) (File No. 811-23460), filed with the Commission on June 2, 2023. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used below but not otherwise defined herein shall have the meanings ascribed to them in the Proxy Statement. Where revisions to the Proxy Statement are referenced in the below responses, such revisions are indicated by marked pages from the Proxy Statement attached as an exhibit hereto.

General

1.	Comment: The Staff notes that the Company filed a Registration Statement on Form N-2 with the Commission on May 12, 2023 (the “Registration Statement”). The disclosure set forth in the Registration Statement indicates that the Company intends to change its name from “IDR Core Property Index Fund Ltd” to “Accordant ODCE Index Fund” as part of the conversion of the Company from a Maryland corporation to a Delaware statutory trust. Please revise the Proxy Statement where appropriate to highlight the fact that the Company’s name will change if stockholders approve the matters referenced in the Proxy Statement.

Response: The Company has revised the stockholder letter included in the forepart of the Proxy Statement in response to the Staff’s comment. The Company has also made conforming edits, where appropriate, throughout the remainder of the Proxy Statement.

2.	Comment: It appears that the implementation of a number of the proposals included in the Proxy Statement are contingent upon stockholders approving certain of the other proposals being presented at the Meeting, including the Advisory Agreement Proposal and the Sub-Advisory Agreement Proposal. Please revise the disclosure where appropriate in the Proxy Statement, including in the Q&A section, to highlight the contingent nature of such proposals.

Response: The Company has revised the Q&A section of the Proxy Statement in response to the Staff’s comment. The Company has also made conforming edits, where appropriate, throughout the remainder of the Proxy Statement.

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3.	Comment: While the Company included a detailed discussion of board considerations relating to Proposals #1 and #2, it does not appear that the Company has included a similar discussion of board considerations with respect to the remaining proposals. Please revise the disclosure pertaining to these remaining proposals to include a discussion of the board considerations relating to such proposals.

Response: The Company has revised the disclosure throughout the Proxy Statement in response to the Staff’s comment.

Stockholder Letter

4.	Comment: Disclosure in the stockholder letter included in the forepart of the Proxy Statement indicates that certain of the Proposals being voted on by stockholders at the Meeting will only become effective upon the earlier of the termination of the Interim Advisory Agreement and the date on which the Company converts to an interval fund structure. Please revise the foregoing disclosure to also explain what will happen if the Interim Advisory Agreement were to terminate before completion of the Company’s conversion to an interval fund structure, addressing when the Company will be deemed to have adopted a fundamental policy pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it would only expect the Interim Advisory Agreement to terminate before the Company has completed its conversion to an interval fund structure in the event that its Registration Statement has not yet become effective as of such date. In particular, assuming that stockholders approve all of the Proposals at the Meeting, it would anticipate operating under the New Advisory Agreement and New Sub-Advisory Agreement upon termination of its Interim Advisory Agreement if it had not yet converted to an interval fund structure. The Company has also made conforming edits, where appropriate, throughout the remainder of the Proxy Statement.

5.	Comment: The Staff notes that, according to the Registration Statement, the Company’s 80% investment policy adopted pursuant to Rule 35d-1 under the 1940 Act is a non-fundamental policy. Please confirm that the Proxy Statement is seeking to make such 80% investment policy non-fundamental, as we note that such policy appears to have historically been a fundamental one of the Company’s.

Response: The Company confirms to the Staff that the 80% Policy Proposal included in the Proxy Statement seeks stockholder approval to modify the express language of the 80% investment policy adopted by the Company pursuant to Rule 35d-1, and to make such policy non-fundamental.

Q&A

6.	Comment: Please break out the last sentence to the question, “What will happen if the Advisory Agreement Proposal is not approved?” into a new paragraph.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	Comment: The disclosure included in the answer to the question, “Will the New Advisory Agreement increase the investment advisory fee paid by the Company?” indicates that the aggregate advisory fees payable by the Company will increase if the Advisory Agreement Proposal, Sub-Advisory Agreement Proposal and other Proposals are approved. Please advise the Staff whether you expect the Company to comply with the safe-harbor provisions set forth under Section 15(f) of the 1940 Act in view of the assignment and termination of its prior investment advisory agreement with IDR resulting from a change of control of IDR. If so, please revise your disclosure, both here and as appropriate throughout the remainder of the Proxy Statement, to discuss the specific requirements of Section 15(f) and how the Company intends to comply with such requirements.

Response: The Company advises the Staff on a supplemental basis that it does not believe that the spin-out transaction (the “Spin-Out”) which led to a change of control of IDR, and the termination of its prior investment advisory agreement with the Company, was of a nature that would normally entail compliance with the safe-harbor provisions applicable under Section 15(f) of the 1940 Act. In particular, while the restructuring that comprised the Spin-Out constituted a technical change of control over the parent to IDR, no party received any sale proceeds or similar sale consideration arising from the Spin-Out. In addition, while the aggregate advisory fees and expenses borne by the Company, and indirectly its stockholders, will be higher under the New Advisory Agreement and New Sub-Advisory Agreement, the increase in such fees and expenses reflects the increased regulatory and operational burden associated with operating a continuously publicly-offered interval fund, including with daily NAV calculations and related administrative burdens. Accordingly, the Company does not intend to operate pursuant to the safe-harbor requirements set forth under Section 15(f). The Company has, however, revised the above-referenced section of the Proxy Statement, as well as other sections where appropriate, to reflect the basis for the change in advisory fees and expenses if the Proposals are approved by stockholders.

8.	Comment: Please revise the disclosure included in the answer to the question, “What are the Fundamental Policy Proposals about?” to more clearly explain the changes to the Company’s investment objective referenced in the Investment Objective Proposal.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Comment: Please revise the disclosure included in the answer to the question “What are the Fundamental Policy Proposals about?” to confirm that NFI-ODCE Index is presently concentrated in the types of investments expected to fall within the Company’s concentration policy, if revised in the manner proposed under the Concentration Policy Proposal. In addition, please describe what would happen under the Company’s concentration policy in the event the investment focus of the index shifts, or if the Company were to adopt another index with a different investment focus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Proxy Statement – Vote Required

10.	Comment: Under the heading “Vote Required” we note that you have included a sentence which states that approval of the New ELA will require the affirmative vote of “a majority of a 1940 Act Majority.” Please revise the foregoing sentence to remove the first reference to “majority.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Proxy Statement – Proposal #1

11.	Comment: Disclosure included under the heading “Background” in the section of the Proxy Statement discussing Proposal #1 indicates that the Interim Advisory Agreement will expire on September 14, 2023. Please revise the foregoing disclosure to also note what will happen in the event shareholders fail to approve the New Advisory Agreement prior to termination of the Interim Advisory Agreement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.	Comment: Disclosure included under the heading “Background” in the section of the Proxy Statement discussing Proposal #1 indicates that the Company does not anticipate that the engagement of Accordant Investments pursuant to the New Advisory Agreement will have a material impact on the Company, as IDR is expected to remain as sub-adviser to the Company subsequent to the Effective Date. Please revise the foregoing disclosure to explain why the Company believes there will be no anticipated material impact to stockholders, in view of the fact that advisory fees will be higher under the New Advisory Agreement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the reference to “material impact” was intended to refer to the nature and level of advisory services provided to the Company, which has now been clarified in the revised disclosure.

13.	Comment: Please revise the footnote to the “Fees & Expenses” table included in the section of the Proxy Statement discussing Proposal #1 to clarify the assumptions underlying the 0.50% figure included under the line item “Other Expenses”, including the length of time any proposed expense waiver reflecting such amount would remain effective.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

14.	Comment: Please revise the Fees & Expenses table included in the section of the Proxy Statement discussing Proposal #1 to indicate the expected total annual fund operating expenses as a percentage of the Company’s net asset value in the event stockholders approve the Advisory Agreement Proposal.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

15.	Comment: Please confirm that the disclosure set forth in the section of the Proxy Statement discussing Proposal #1 includes any disclosures required under Item 22(c)(6) of Schedule 14A regarding material interests of directors.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company confirms that it does not believe that there are any material interests of any of the Company’s non-interested directors that would be required to be disclosed under Item 22(c)(6) in the Proxy Statement.

16.	Comment: Please revise the discussion of board considerations set forth in the section of the Proxy Statement discussing Proposal #1 to specifically discuss what consideration the board gave to the increase in advisory fees under the New Advisory Agreement, given that the investment services rendered to the Company appear substantially similar to those provided by IDR under the Interim Advisory Agreement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Proxy Statement – Proposal #2

17.	Comment: Please revise the discussion of management fees set forth in the section of the Proxy Statement discussing Proposal #2 to clarify that the primary investment advisory fee, which will be payable by the Company under the New Advisory Agreement, will cover both the services provided by Accordant Investments under the New Advisory Agreement, as well as sub-advisory services provided by IDR. Please also note the relative allocation of advisory fees between Accordant Investments and IDR.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Proxy Statement – Proposal #3

18.	Comment: We note that disclosure included in the section of the Proxy Statement discussing Proposal #3 references the future reimbursement under the New ELA of certain expenses previously waived or reimbursed to the Company by IDR over a 3-year or 5-year period, depending on the nature of the expense. Please explain to the Staff on a supplemental basis why such reimbursements do not impose an “unfair burden" on the Company, as such term is used in Section 15(f)(1)(B) under the 1940 Act.

Response: The Company respectfully refers the Staff to the response to Comment No. 7 above, which addresses the Company’s view as to applicability of Section 15(f) generally to the matters referenced in the Proxy Statement. In addition, the Company advises the Staff on a supplemental basis that it does not believe that the reimbursement of previously waived or reimbursed expenses falls within the scope of the type of “unfair burden” referenced in Section 15(f)(1)(B). In particular, as noted in the response to Comment No. 20 below, the Company intends to modify the New ELA so that IDR continues to remain entitled to reimbursement of expenses it previously waived or reimbursed to the Company, rather than having such reimbursements go to Accordant Investments. As a result, the Company does not believe that the receipt of such reimbursements by IDR would equate to “compensation” as such term is used in Section 15(f)(2)(B). In addition, the structure of such reimbursements under the New ELA mirror those previously applicable while the IDR Agreement remained in effect. Accordingly, the Company faces no new or different “burden” under the New ELA than it did while the IDR Agreement remained in effect.

Proxy Statement – Proposal #10

19.	Comment: Please confirm that the beneficial ownership tabular disclosure set forth in the section of the Proxy Statement discussing Proposal #10 will be completed prior to filing of the definitive proxy materials. We note that such information will be provided as of the Record Date.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise and complete the above-referenced beneficial ownership disclosure prior to filing of its definitive proxy materials.

Appendix C

20.	Comment: The Staff notes that it appears that Accordant Investments will be receiving reimbursement of expenses previously waived by IDR as adviser of the Company. Please note that the Staff typically does not permit a new adviser to receive reimbursement of prior expenses waived or reimbursed by a prior adviser. The Staff has, however, permitted a prior adviser that becomes a sub-adviser to still seek reimbursement of prior expenses waived or reimbursed while it was a fund's primary adviser. Please explain why the reimbursement of Accordant Investments for prior expenses waived or reimbursed by IDR is consistent with the Staff's view noted above, or revise the applicable disclosure to conform to the Staff's view on such reimbursements.

Response: The Company has revised disclosure with respect to the New ELA throughout the Proxy Statement in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the Company intends to modify the New ELA so that IDR continues to remain entitled to reimbursement of expenses it previously waived or reimbursed to the Company, rather than having such reimbursements go to Accordant Investments, in the manner reflected in such revised disclosure.

If you have any questions or additional comments concerning the foregoing, please contact William MacGregor by phone at 212.969.3555 or by email at wmacgregor@proskauer.com, or the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.

Sincerely,

/s/ John J. Mahon

John J. Mahon, Esq.

cc:	Gary A. Zdolshek, Chief Executive Officer and President
Thomas Bartos, Chief Financial Officer
William MacGregor, Esq.